SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-100)

Transaction Statement under Section 13(e) of the Securities
Exchange Act of 1934 and Rule 13e-3 thereunder

Rule 13e-3 Transaction Statement Under Section 13(e) of the
Securities Exchange Act of 1934

barnesandnoble.com inc.

(Name of the Issuer)

barnesandnoble.com inc.
barnesandnoble.com llc
Barnes & Noble, Inc.
B&N.com Holding Corp.
B&N.com Acquisition Corp.
(Names of Persons Filing Statement)

Class A Common Stock, par value $0.001 per share

(Title of Class of Securities)

067846 10 5

(CUSIP Number of Class of Securities)

Marie J. Toulantis	Leonard Riggio
barnesandnoble.com inc.	Barnes & Noble, Inc.
76 Ninth Avenue	122 Fifth Avenue
New York, New York 10011	New York, New York 10011
(212) 414-6000	(212) 633-3300

with copies to:

Morton A. Pierce, Esq.	Jay M. Dorman, Esq.
Jack S. Bodner, Esq.	Bryan Cave LLP
Dewey Ballantine LLP	1290 Avenue of the Americas
1301 Avenue of the Americas	New York, New York 10104
New York, New York 10019	(212) 541-2000
(212) 259-8000

(Name, Address and Telephone Numbers of Person Authorized to Receive Notices
and Communications on Behalf of Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation(1)	Amount of Filing Fee(2)

$149,849,026	$12,122.79

(1)	The transaction value was based upon the sum of (a) the product of 44,141,587 common shares and the merger consideration of $3.05 per share and (b) the difference between (i) the product of the merger consideration of $3.05 per share and the 8,501,221 common shares subject to outstanding stock options of which the exercise price per share is less than the per share merger consideration and (ii) the product of the weighted average exercise price per share of such stock options and such 8,501,221 common shares.

(2)	In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #6 for Fiscal Year 2004 issued by the Securities and Exchange Commission on November 24, 2003, the amount of the filing fee was determined by multiplying $0.00008090 by the amount of the transaction valuation calculated above.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $12,122.79
Form or Registration No.: Schedule 14A
Filing Party: barnesandnoble.com inc.
Date Filed: January 26, 2004

INTRODUCTION

This Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed jointly by barnesandnoble.com inc., a Delaware corporation and the issuer of the equity securities that are the subject of the Rule 13e-3 transaction (“B&N.com Inc.”), barnesandnoble.com llc, a Delaware limited liability company (“B&N.com”), Barnes & Noble, Inc., a Delaware corporation (“Barnes & Noble”), B&N.com Holding Corp., a Delaware corporation and a wholly owned subsidiary of Barnes & Noble (“B&N Holding”), and B&N.com Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of B&N Holding (“B&N Acquisition” and, together with Barnes & Noble and B&N Holding, the “Barnes & Noble Parties”), in connection with the Agreement and Plan of Merger, dated as of January 8, 2004, among the Barnes & Noble Parties and B&N.com Inc. (the “Merger Agreement”). B&N.com Inc., B&N.com and the Barnes & Noble Parties are referred to herein as the “Filing Persons.” Pursuant to the Merger Agreement and subject to approval of B&N.com Inc. stockholders, B&N Acquisition will merge with and into B&N.com Inc. (the “Merger”), with B&N.com Inc. continuing as the surviving corporation.

Upon completion of the Merger, each outstanding share of Class A common stock, par value $0.001 per share, of B&N.com Inc. (the “Common Stock”), other than shares held by Barnes & Noble, B&N Holding and their respective subsidiaries and any shares with respect to which appraisal rights have been properly perfected under Delaware law, will be converted into the right to receive $3.05 per share in cash, without interest, and all outstanding options to purchase shares of Common Stock, whether vested or unvested, will be cancelled, and each holder will be entitled to receive a cash payment for each cancelled option in an amount equal to the product of the number of shares of Common Stock subject to such option multiplied by the excess, if any, of $3.05 over the exercise price per share subject to such option. As a result of the Merger, B&N.com Inc. will become an indirect wholly owned subsidiary of Barnes & Noble.

Concurrently with the filing of this Schedule 13E-3, B&N.com Inc. is filing a preliminary proxy statement (the “Preliminary Proxy Statement”) under Section 14(a) of the Securities Exchange Act of 1934, as amended. Pursuant to a definitive version of the Preliminary Proxy Statement, the B&N.com Inc. board of directors will be soliciting proxies from B&N.com Inc. stockholders in connection with B&N.com Inc.’s special meeting of stockholders at which time B&N.com Inc. stockholders will vote on a proposal to adopt and approve the Merger Agreement and the Merger. The Preliminary Proxy Statement is Exhibit (a)(1) hereto and a copy of the Merger Agreement is attached thereto as Annex A. As of the date hereof, the Preliminary Proxy Statement is subject to completion or amendment. Capitalized terms used but not defined in this Schedule 13E-3 shall have the meanings given to them in the Preliminary Proxy Statement.

The information set forth in the Preliminary Proxy Statement, including all annexes thereto, is expressly incorporated herein by reference, and the responses to each item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Preliminary Proxy Statement and the annexes thereto. This Schedule 13E-3 also incorporates by reference information from the periodic filings of B&N.com Inc., Barnes & Noble and Bertelsmann AG with the Securities and Exchange Commission. The information contained in this Schedule 13E-3 and/or the related Preliminary Proxy Statement concerning B&N.com Inc. and B&N.com was supplied by B&N.com Inc. The information contained in this Schedule 13E-3 and/or the related Preliminary Proxy Statement concerning each of the Barnes & Noble Parties was supplied by each such Barnes & Noble Party.

Item 1. Summary Term Sheet.

Regulation M-A
Item 1001

The information set forth in the Preliminary Proxy Statement under the caption “SUMMARY TERM SHEET” is incorporated herein by reference.

Item 2. Subject Company Information.

Regulation M-A
Item 1002

(a)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—The Parties to the Merger—barnesandnoble.com inc.” and “THE PARTIES TO THE MERGER—barnesandnoble.com inc.” is incorporated herein by reference.

(b)	The class of equity securities that is the subject of the Rule 13e-3 transaction is B&N.com Inc.’s Class A common stock, par value $0.001 per share. The information set forth in the Preliminary Proxy Statement under the captions “THE SPECIAL MEETING—Record Date, Voting Rights, Quorum and Revocability of Proxies” and “MARKET PRICE AND DIVIDENDS” is incorporated herein by reference.

(c)	The information set forth in the Preliminary Proxy Statement under the caption “MARKET PRICE AND DIVIDENDS” is incorporated herein by reference.

(d)	The information set forth in the Preliminary Proxy Statement under the caption “MARKET PRICE AND DIVIDENDS” is incorporated herein by reference.

(e)	Not applicable.

(f)	The information set forth in the Preliminary Proxy Statement under the caption “CERTAIN TRANSACTIONS INVOLVING OUR COMMON STOCK” is incorporated herein by reference.

Item 3. Identity and Background of Filing Persons.

Regulation M-A
Item 1003

(a)-(c)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—The Parties to the Merger” and “THE PARTIES TO THE MERGER” and set forth in the section entitled “Annex D” in the Preliminary Proxy Statement is incorporated herein by reference.

Item 4. Terms of the Transaction.

Regulation M-A
Item 1004

(a)(1)	Not applicable.

(a)(2)(i)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger,” “SPECIAL FACTORS—Effects of the Merger,” “THE MERGER,” “THE SPECIAL MEETING—Matters to be Considered at the Special Meeting” and “THE MERGER AGREEMENT” is incorporated herein by reference.

(a)(2)(ii)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Terms of the Merger,” “QUESTIONS AND ANSWERS

ABOUT THE MERGER AND THE SPECIAL MEETING,” “THE MERGER—Payment of Merger Consideration and Surrender of Stock Certificates,” “THE MERGER AGREEMENT—Merger Consideration” and “THE MERGER AGREEMENT—Stock Options” is incorporated herein by reference.

(a)(2)(iii)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Recommendation of the Special Committee and our Board of Directors,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger,” “SPECIAL FACTORS—Position of the Barnes & Noble Parties as to the Fairness of the Merger” and “SPECIAL FACTORS—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger” is incorporated herein by reference.

(a)(2)(iv)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Vote Required,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “THE SPECIAL MEETING—Vote Required” and “THE SPECIAL MEETING—Record Date, Voting Rights, Quorum and Revocability of Proxies” is incorporated herein by reference.

(a)(2)(v)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Interests of Directors and Officers in the Merger,” “SUMMARY TERM SHEET—Effects of the Merger,” “SPECIAL FACTORS—Effects of the Merger” and “SPECIAL FACTORS—Interests of Directors and Officers in the Merger” is incorporated herein by reference.

(a)(2)(vi)	The information set forth in the Preliminary Proxy Statement under the caption “THE MERGER—Accounting Treatment” is incorporated herein by reference.

(a)(2)(vii)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Certain U.S. Federal Income Tax Consequences” and “THE MERGER—Certain U.S. Federal Income Tax Consequences” is incorporated herein by reference.

(c)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Terms of the Merger,” “SUMMARY TERM SHEET—Interests of Directors and Officers in the Merger,” “SUMMARY TERM SHEET—Effects of the Merger,” “SPECIAL FACTORS—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger,” “SPECIAL FACTORS—Effects of the Merger,” “SPECIAL FACTORS—Interests of Directors and Officers in the Merger,” “THE MERGER—Payment of Merger Consideration and Surrender of Stock Certificates,” “THE MERGER AGREEMENT—Merger Consideration,” “THE MERGER AGREEMENT—Covenants—Company Indemnification Provisions” and “THE MERGER AGREEMENT—Covenants—Additional Covenants Regarding the Merger” is incorporated herein by reference.

(d)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Appraisal Rights” and “THE MERGER—Appraisal Rights” and set forth in the section entitled “Annex B” in the Preliminary Proxy Statement is incorporated herein by reference.

(e)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Special Committee of our Board of Directors,” “SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors” and “SPECIAL FACTORS—Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(f)	Not Applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Regulation M-A
Item 1005

(a)	The information set forth in the Preliminary Proxy Statement under the captions “SPECIAL FACTORS—Certain Relationships and Related Transactions” and “CERTAIN TRANSACTIONS INVOLVING OUR COMMON STOCK” is incorporated herein by reference.

(b)-(c)	The information set forth in the Preliminary Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger” and “CERTAIN TRANSACTIONS INVOLVING OUR COMMON STOCK” is incorporated herein by reference.

(e)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Vote Required,” “SUMMARY TERM SHEET—Interests of Directors and Officers in the Merger,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Interests of Directors and Officers in the Merger,” “THE MERGER,” “THE SPECIAL MEETING—Vote Required,” “THE MERGER AGREEMENT,” “PRINCIPAL STOCKHOLDERS” and “CERTAIN TRANSACTIONS INVOLVING OUR COMMON STOCK” is incorporated herein by reference. The information set forth in Exhibit (d)(1) hereto is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

Regulation M-A
Item 1006

(b)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Terms of the Merger,” “THE MERGER—Payment of Merger Consideration and Surrender of Stock Certificates,” “THE MERGER AGREEMENT—Merger Consideration” and “THE MERGER AGREEMENT—Stock Options” is incorporated herein by reference.

(c)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Position of the Barnes & Noble Parties as to the Fairness of the Merger,” “SPECIAL FACTORS—Effects of the Merger,” “SPECIAL FACTORS—Plans for the Company,” “THE MERGER” and “THE MERGER AGREEMENT” is incorporated herein by reference. The information set forth in Exhibit (d)(1) hereto is incorporated herein by reference.

Item 7. Purposes, Alternatives, Reasons and Effects.

Regulation M-A
Item 1013

(a)	The information set forth in the Preliminary Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger” is incorporated herein by reference.

(b)	The information set forth in the Preliminary Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger” is incorporated herein by reference.

(c)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Recommendation of the Special Committee and our Board of Directors,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination, Fairness of the Merger,” “SPECIAL FACTORS—Position of the Barnes & Noble Parties as to the Fairness of the Merger” and “SPECIAL FACTORS—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger” is incorporated herein by reference.

(d)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET,” “SPECIAL FACTORS—Effects of the Merger,” “SPECIAL FACTORS—Plans for the Company,” “SPECIAL FACTORS—Interests of Directors and Officers in the Merger,” “THE MERGER—Payment of Merger Consideration and Surrender of Stock Certificates,” “THE MERGER—Certain U.S. Federal Income Tax Consequences,” “THE MERGER—Appraisal Rights” and “THE MERGER AGREEMENT” is incorporated herein by reference.

Item 8. Fairness of the Transaction.

Regulation M-A
Item 1014

(a)-(b)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Recommendation of the Special Committee and our Board of Directors,” “SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger,” “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor,” “SPECIAL FACTORS—Position of the Barnes & Noble Parties as to the Fairness of the Merger” and “SPECIAL FACTORS—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger” is incorporated herein by reference.

(c)	The information set forth in the Preliminary Proxy Statement under the caption “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger” is incorporated herein by reference.

(d)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Special Committee of our Board of Directors,” “SUMMARY TERM SHEET—Recommendation of the Special Committee and our Board of Directors,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors” and “SPECIAL FACTORS—Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(e)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Recommendation of the Special Committee and our Board of Directors,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors” and “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger” is incorporated herein by reference.

(f)	The information set forth in the Preliminary Proxy Statement under the captions “SPECIAL FACTORS—Background of the Merger” and “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger” is incorporated herein by reference.

Item 9. Reports, Opinions, Appraisals and Negotiations.

Regulation M-A
Item 1015

(a)-(c)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Opinion of the Special Committee’s Financial Advisor,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger” and “SPECIAL FACTORS—Opinion of the Special Committee’s Financial Advisor” is incorporated herein by reference. The full text of the written opinion of Credit Suisse First Boston LLC, dated January 8, 2004, is attached to the Preliminary Proxy Statement as “Annex C” and is incorporated herein by reference. The written materials presented by Credit Suisse First Boston LLC to the Special Committee of the Board of Directors of B&N.com Inc. on January 8, 2004 is set forth as Exhibit (c)(2) hereto and is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration.

Regulation M-A
Item 1007

(a)-(b)	The information set forth in the Preliminary Proxy Statement under the caption “THE MERGER—Merger Financing; Sources of Funds” is incorporated herein by reference.

(c)	The information set forth in the Preliminary Proxy Statement under the captions “THE MERGER—Estimated Fees and Expenses of the Merger” and “THE SPECIAL MEETING—Expenses of Proxy Solicitation” is incorporated herein by reference.

(d)	The information set forth in the Preliminary Proxy Statement under the caption “THE MERGER—Merger Financing; Sources of Funds” is incorporated herein by reference.

Item 11. Interest in Securities of the Subject Company.

Regulation M-A
Item 1008

(a)	The information set forth in the Preliminary Proxy Statement under the caption “PRINCIPAL STOCKHOLDERS” and set forth in the section entitled “Annex D” in the Preliminary Proxy Statement is incorporated herein by reference.

(b)	The information set forth in the Preliminary Proxy Statement under the captions “PRINCIPAL STOCKHOLDERS” and “CERTAIN TRANSACTIONS INVOLVING OUR COMMON STOCK” is incorporated herein by reference.

Item 12. The Solicitation or Recommendation.

Regulation M-A
Item 1012

(d)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Vote Required,” “QUESTIONS AND ANSWERS ABOUT THE MERGER AND THE SPECIAL MEETING,” “SPECIAL FACTORS—Background of the Merger,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Position of the Barnes & Noble Parties as to the Fairness of the Merger,” and “THE SPECIAL MEETING—Vote Required” is incorporated herein by reference.

(e)	The information set forth in the Preliminary Proxy Statement under the captions “SUMMARY TERM SHEET—Recommendation of the Special Committee and our Board of Directors,” “SPECIAL FACTORS—Recommendation of the Special Committee and our Board of Directors,” “SPECIAL FACTORS—Reasons for the Special Committee’s Determination; Fairness of the Merger,” “SPECIAL FACTORS—Reasons for our Board of Directors’ Determination; Fairness of the Merger,” “SPECIAL FACTORS—Position of the Barnes & Noble Parties as to the Fairness of the Merger” and “SPECIAL FACTORS—Purposes and Reasons for the Merger; Consideration of Alternatives; Structure of the Merger” is incorporated herein by reference.

Item 13. Financial Statements.

Regulation M-A
Item 1010

(a)	The information set forth in the Preliminary Proxy Statement under the caption “SELECTED HISTORICAL FINANCIAL DATA” is incorporated herein by reference.

(b)	Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used.

Regulation M-A
Item 1009

(a)-(b)	The information set forth in the Preliminary Proxy Statement under the captions “THE MERGER—Estimated Fees and Expenses of the Merger” and “THE SPECIAL MEETING—Expenses of Proxy Solicitation” is incorporated herein by reference.

Item 15. Additional Information.

Regulation M-A
Item 1011

(b)	The information set forth in the Preliminary Proxy Statement and annexes thereto is incorporated herein by reference.

Item 16. Exhibits.

Regulation M-A
Item 1016

(a)(1)*	Preliminary Proxy Statement of barnesandnoble.com inc., filed with the Securities and Exchange Commission on Schedule 14A on January 26, 2004.

(a)(2)*	Preliminary form of Proxy Card, filed with the Securities and Exchange Commission together with the Preliminary Proxy Statement on Schedule 14A on January 26, 2004.

(a)(3)*	Press Release, dated November 7, 2003 (included as Exhibit 99.1 to B&N.com Inc.’s Form 8-K filed with the Securities and Exchange Commission on November 12, 2003).

(a)(4)*	Press Release, dated January 8, 2004 (included as Exhibit 99.1 to B&N.com Inc.’s Form 8-K filed with the Securities and Exchange Commission on January 9, 2004, and included in B&N.com Inc.’s Schedule 14A Information filed with the Securities and Exchange Commission on January 9, 2004).

(a)(5)*	Schedule 14A Information filed under Rule 14a-12 with the Securities and Exchange Commission on January 9, 2004, including Press Release dated January 8, 2004.

(a)(6)*	Schedule 14A Information filed under Rule 14a-12 with the Securities and Exchange Commission on January 12, 2004, including Employee Q&As dated January 8, 2004.

(b)(1)†	Revolving Credit Agreement, dated as of May 22, 2002, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 10.1 to Barnes & Noble’s Form 10-Q filed with the Securities and Exchange Commission on June 14, 2002).

(b)(2)†	Amendment No. 1 to Revolving Credit Agreement, dated as of August 29, 2002, amending that certain Revolving Credit Agreement, dated as of May 22, 2002, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 10.1 to Barnes & Noble’s Form 10-Q filed with the Securities and Exchange Commission on December 16, 2002).

(b)(3)†	Amendment No. 2 to Revolving Credit Agreement, dated as of May 30, 2003, amending that certain Revolving Credit Agreement, dated as of May 22, 2002, as amended by that certain Amendment No. 1 dated as of August 29, 2002, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 10.1 to Barnes & Noble’s Form 10-Q filed with the Securities and Exchange Commission on September 12, 2003).

(b)(4)†	Amendment No. 3 to Revolving Credit Agreement, dated as of December 4, 2003, amending that certain Revolving Credit Agreement, dated as of May 22, 2002, as amended by that certain Amendment No. 1 dated as of August 29, 2002, and that certain Amendment No. 2 dated as of May 30, 2003, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 18 to Barnes & Noble’s Schedule 13D/A filed with the Securities and Exchange Commission on January 9, 2004).

(c)(1)*	Opinion of Credit Suisse First Boston LLC, dated January 8, 2004 (included as Annex C in the Preliminary Proxy Statement).

(c)(2)	Written Materials of Credit Suisse First Boston LLC presented to the Special Committee of the Board of Directors of barnesandnoble.com inc. on January 8, 2004.

(d)(1)*	Agreement and Plan of Merger, dated as of January 8, 2004, by and among Barnes & Noble, Inc., B&N.com Holding Corp., B&N.com Acquisition Corp. and barnesandnoble.com inc. (included as Annex A in the Preliminary Proxy Statement).

(d)(2)‡	Purchase Agreement, dated as of July 29, 2003, by and between BOL.US Online, Inc., Bertelsmann AG and Barnes & Noble, Inc. (included as Exhibit 99.8 to Bertelsmann AG’s Schedule 13D/A filed with the Securities and Exchange Commission on July 31, 2003).

(f)*	Section 262 of the Delaware General Corporation Law (included as Annex B in the Preliminary Proxy Statement).

(g)	Not applicable.

*	Incorporated by reference from the identified prior Securities and Exchange Commission filing of B&N.com Inc.

†	Incorporated by reference from the identified prior Securities and Exchange Commission filing of Barnes & Noble.

‡	Incorporated by reference from the identified prior Securities and Exchange Commission filing of Bertelsmann AG.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BARNESANDNOBLE.COM INC.

By:	/s/ Marie J. Toulantis

	Name:	Marie J. Toulantis
	Title:	Chief Executive Officer

BARNESANDNOBLE.COM LLC

By:	/s/ Marie J. Toulantis

	Name:	Marie J. Toulantis
	Title:	Chief Executive Officer

BARNES & NOBLE, INC.

By:	/s/ Joseph J. Lombardi

	Name:	Joseph J. Lombardi
	Title:	Chief Financial Officer

B&N.COM HOLDING CORP.

By:	/s/ Joseph J. Lombardi

	Name:	Joseph J. Lombardi
	Title:	Chief Financial Officer

B&N.COM ACQUISITION CORP.

By:	/s/ Joseph J. Lombardi

	Name:	Joseph J. Lombardi
	Title:	Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description of Exhibit

(a)(1)*	Preliminary Proxy Statement of barnesandnoble.com inc., filed with the Securities and Exchange Commission on Schedule 14A on January 26, 2004.

(a)(2)*	Preliminary form of Proxy Card, filed with the Securities and Exchange Commission together with the Preliminary Proxy Statement on Schedule 14A on January 26, 2004.

(a)(3)*	Press Release, dated November 7, 2003 (included as Exhibit 99.1 to B&N.com Inc.’s Form 8-K filed with the Securities and Exchange Commission on November 12, 2003).

(a)(4)*	Press Release, dated January 8, 2004 (included as Exhibit 99.1 to B&N.com Inc.’s Form 8-K filed with the Securities and Exchange Commission on January 9, 2004, and included in B&N.com Inc.’s Schedule 14A Information filed with the Securities and Exchange Commission on January 9, 2004).

(a)(5)*	Schedule 14A Information filed under Rule 14a-12 with the Securities and Exchange Commission on January 9, 2004, including Press Release dated January 8, 2004.

(a)(6)*	Schedule 14A Information filed under Rule 14a-12 with the Securities and Exchange Commission on January 12, 2004, including Employee Q&As dated January 8, 2004.

(b)(1)†	Revolving Credit Agreement, dated as of May 22, 2002, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 10.1 to Barnes & Noble’s Form 10-Q filed with the Securities and Exchange Commission on June 14, 2002).

(b)(2)†	Amendment No. 1 to Revolving Credit Agreement, dated as of August 29, 2002, amending that certain Revolving Credit Agreement, dated as of May 22, 2002, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 10.1 to Barnes & Noble’s Form 10-Q filed with the Securities and Exchange Commission on December 16, 2002).

(b)(3)†	Amendment No. 2 to Revolving Credit Agreement, dated as of May 30, 2003, amending that certain Revolving Credit Agreement, dated as of May 22, 2002, as amended by that certain Amendment No. 1 dated as of August 29, 2002, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 10.1 to Barnes & Noble’s Form 10-Q filed with the Securities and Exchange Commission on September 12, 2003).

(b)(4)†	Amendment No. 3 to Revolving Credit Agreement, dated as of December 4, 2003, amending that certain Revolving Credit Agreement, dated as of May 22, 2002, as amended by that certain Amendment No. 1 dated as of August 29, 2002, and that certain Amendment No. 2 dated as of May 30, 2003, among Barnes & Noble, Inc., a Delaware corporation, the lending institutions listed thereto, Fleet National Bank, as administrative agent, ING Capital LLC, as documentation agent, Wachovia Bank, National Association, as syndication agent and Fleet Securities, Inc. and First Union Securities, Inc. (d/b/a Wachovia Securities) as co-arrangers (included as Exhibit 18 to Barnes & Noble’s Schedule 13D/A filed with the Securities and Exchange Commission on January 9, 2004).

(c)(1)*	Opinion of Credit Suisse First Boston LLC, dated January 8, 2004 (included as Annex C in the Preliminary Proxy Statement).

(c)(2)	Written Materials of Credit Suisse First Boston LLC presented to the Special Committee of the Board of Directors of barnesandnoble.com inc. on January 8, 2004.

(d)(1)*	Agreement and Plan of Merger, dated as of January 8, 2004, by and among Barnes & Noble, Inc., B&N.com Holding Corp., B&N.com Acquisition Corp. and barnesandnoble.com inc. (included as Annex A in the Preliminary Proxy Statement).

(d)(2)‡	Purchase Agreement, dated as of July 29, 2003, by and between BOL.US Online, Inc., Bertelsmann AG and Barnes & Noble, Inc. (included as Exhibit 99.8 to Bertelsmann AG’s Schedule 13D/A filed with the Securities and Exchange Commission on July 31, 2003).

(f)*	Section 262 of the Delaware General Corporation Law (included as Annex B in the Preliminary Proxy Statement).

*	Incorporated by reference from the identified prior Securities and Exchange Commission filing of B&N.com Inc.

†	Incorporated by reference from the identified prior Securities and Exchange Commission filing of Barnes & Noble.

‡	Incorporated by reference from the identified prior Securities and Exchange Commission filing of Bertelsmann AG.